                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 26)*


                          Intek Diversified Corporation
_______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
_______________________________________________________________________________
                         (Title of Class of Securities)

                                  458134 10 3
                         ______________________________

                                 (CUSIP Number)


                                  Edmund Hough
                            Chief Executive Officer
                         Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                           Torrance, California 90502
                                 (310) 366-7335

_______________________________________________________________________________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                               February 14, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

______________


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________                                      ____________________
CUSIP NO. 458134 10 3                 13D                   PAGE 2 OF    PAGES

_______________________________________________________________________________
        1       NAME OF REPORTING PERSONS
                S.S. OF I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Simmonds Capital Limited

_______________________________________________________________________________
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                                     (b) [  ]

_______________________________________________________________________________
        3       SEC USE ONLY

_______________________________________________________________________________
        4       SOURCE OF FUNDS*

                wc; oo

_______________________________________________________________________________
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                            [  ]

_______________________________________________________________________________
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada

_______________________________________________________________________________
                                        7       SOLE VOTING POWER
                                                4,465,850
        NUMBER OF
         SHARES                  ______________________________________________
      BENEFICIALLY                      8       SHARED VOTING POWER
        OWNED BY
          EACH                                      --
        REPORTING
      PERSON WITH                ______________________________________________
                                        9       SOLE DISPOSITIVE POWER
                                                4,465,850
                                 ______________________________________________
                                        10      SHARED DISPOSITIVE POWER

                                                     --

_______________________________________________________________________________
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,465,850
_______________________________________________________________________________
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                 [  ]

_______________________________________________________________________________
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.2%
_______________________________________________________________________________
        14      TYPE OF REPORTING PERSON*

                CO

_______________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 458134 10 3

                                  SCHEDULE 13D

The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"),on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18, 1996 ("Amendment No. 12"), On April 8, 1996 ("Amendment No. 13"), on April 16, 1996 ("Amendment No. 14"), on April 23, 1996 ("Amendment No. 15"), on June 10, 1996 ("Amendment No. 16"), on June 27, 1996 ("Amendment No. 17"), on July 12, 1996 ("Amendment No. 18"), on September 30, 1996 ("Amendment No. 19"), on October 15, 1996 ("Amendment No. 20"), on November 6 , 1996 ("Amendment No. 21"), as restated and amended on November 30 , 1996 ("Amendment No. 22"), as amended on December 27, 1996 ("Amendment No. 23"), as amended on January 21, 1997 ("Amendment No. 24"), as amended on February 11, 1997 ("Amendment No. 25") on behalf of Simmonds Capital Limited ("SCL") is hereby further amended as follows:

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------
The second sentence of Item 3 of the Schedule 13D is amended by deleting the sentence entirely and inserting the following:

After the exercise of a portion of the options to purchase 1,566,666 shares of Common stock as described in subparagraph (g) of this Item 3, and the disposition of 2,500,000 shares as described in Item 5 subparagraphs (c), (h),
(j), (k), (m), (n), (o), (q), (r), and (s) and the acquisition of 110,000 shares as described in subparagraphs (t) and (u) of Item 5 of this Schedule 13D, SCL is the beneficial owner of 4,465,850 shares of Common Stock (inclusive of 233,334 unexercised options). SCL, and/or its wholly-owned subsidiary Midland International Corp., acquired shares of Common stock as follows:

Item 3 of the Schedule 13D is further amended by inserting new subparagraphs
(q) and (r) as follows:

     (q) On each of February 5, 1997 and February 6, 1997, purchased 10,000 shares of Common Stock on the open market at a price of $3.75 per share, for cash from SCL's working capital for an aggregate purchase price of $75,000.

     (r) On February 7, 1997, purchased 10,000 and 3,000 shares of Common Stock on the open market at prices of $4.00 and $3.75 per share respectively, for cash from SCL's working capital for an aggregate purchase price of $52,375.

Item 4.   PURPOSE OF THE TRANSACTION
          --------------------------
Item 4 of the Schedule 13D is amended by inserting the following immediately prior to the last paragraph thereof:

On each of February 5, 1997 and February 6, 1997, purchased 10,000 shares of Common Stock on the open market at a price of $3.75 per share, for cash from SCL's working capital for an aggregate purchase price of $75,000.

On February 7, 1997, purchased 10,000 and 3,000 shares of Common Stock on the open market at prices of $4.00 and $3.75 per share respectively, for cash from SCL's working capital for an aggregate purchase price of $52,375

Item 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------
The first sentence of Item 5 of the Schedule 13D is amended by deleting the reference therein to "6,465,883" and inserting in its stead "6,499,183".

Item 5 is further amended by deleting subparagraph (u) and inserting the following new subparagraph (u):

     (u) On each of January 30, 1997, January 31, 1997, February 3, 1997, February 4, 1997 February 4, 1997, February 5, 1997, February 6, 1997 and February 7, 1997 SCL acquired 10,000, 10,000, 14,400, 5,000, 3,300, 10,000,
10,000 and 37,700 shares respectively of common stock in open market transactions thereby increasing SCL's beneficial ownership of Common Stock to 4,465,850 or 11.2%.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             -------------------------------------------------------------
             RESPECT TO SECURITIES OF THE ISSUER.
             ------------------------------------
The eighth paragraph of Item 6 of the schedule 13D is amended by deleting it in its entirety and inserting immediately prior to the last paragraph:

On February 7, 1997, SCL issued a debenture in favor of Octagon Limited ("Octagon") in the principal amount of $2,500,000 ( the "Amended Debenture", a copy of which is attached hereto as Exhibit GG and which replaces Exhibit O, the "Debenture"). The Amended Debenture is due on September 15, 2000 and bears interest at the rate per annum of the sum of the London Interbank Offer Rate plus 2.5 %. Octagon has the option at any time, exercisable on five days notice, to require payment of the principal amount and all accrued and unpaid interest, by transfer to Octagon the number of Intek common shares equal to the amount to be repaid divided by $3.25, rounded to the next whole number. In the event that this option is exercised, the principal amount to be repaid would represent 769,231 Intek common shares.

                               Page 3 of 4 Pages

CUSIP NO. 458134 10 3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                        SIMMONDS CAPITAL LIMITED


                        February 14, 1997
                                                (Date)


                        /s/ David C. O'Kell
                        _______________________________________________________
                                              (Signature)

                        David C. O'Kell, Executive Vice President and Secretary
                        _______________________________________________________
                                              (Name/Title)

                                                                     Exhibit GG

                         AMENDED AND RESTATED DEBENTURE

1. Simmonds Capital Limited (a successor to Simmonds Communications Ltd.) (hereinafter called the "Company") for value received, hereby acknowledges itself indebted and promises to pay to Octagon Limited (hereinafter called the "Holder") on the 15th day of September, 2000, the sum of TWO MILLION, FIVE HUNDRED THOUSAND DOLLARS (US$2,500,000) in lawful money of the United States of America (the "Principal Amount") and to pay interest thereon from the date hereof at the rate per annum (the "Interest Rate") of the sum of the London Interbank Offer Rate (determined in advance by the Holder on the date hereof and thereafter quarterly on the first London Banking Day of February, May, August and November of each year) plus two and a half percent (2.5%) per annum payable monthly in arrears on the last Business Day of each month as well after as before maturity, default and judgment, in like money and to pay interest on overdue interest at the said rate.

2. (a) As security for the payment of the Obligations, the Company hereby grants a security interest in and pledges the Collateral to and in favour of the Holder (the said security interest and pledge of the Collateral being hereinafter referred to as the "Security Interest"). The Holder shall have no rights in the Collateral other than the Security Interest and its rights hereunder.

     (b)  The Security Interest shall extend to the Proceeds.

     (c)  The Company acknowledges and agrees that the Security
          Interest is intended to attach to the Collateral upon the date hereof.

     (d) The Company has delivered to the Holder a certificate representing 769,231 shares (the "Intek Shares") of common stock of Intek Diversified Corporation duly endorsed for transfer which shall be held by the Holder in accordance with the terms of this Debenture. The Company hereby irrevocably directs the Holder to deliver such certificate to Mees Pierson ICS Limited upon payment by the Company of the Obligations (unless the obligation of the Company to repay the Principal Amount is satisfied in the manner contemplated by section 5(a)).

      (e)  All Collateral shall be freely transferable by delivery
           (subject to any restrictions on transfer under United States securities laws) or shall be accompanied by any and all endorsements, powers of attorney or instruments necessary to permit the transfer, disposition and, if applicable, the re-registration of the Collateral as may be required as a result of the Holder exercising its remedies under section 3 hereof.

      (f) Unless and until an Event of Default shall have occurred and be continuing, the Company shall be entitled to receive all interest, dividends or other like payments or distributions (whether in cash, security (as such term is defined in subsection 1(1) of the Act) or other property) at any time payable on or with respect to the Collateral and, unless and until an Event of Default shall have occurred and be continuing, all such interest, dividends or other like payments or distributions at any time payable to the Company on or with respect to the Collateral received by the Holder shall forthwith be paid or delivered by the Holder to the Company or as it may direct, free and clear of the Security Interest.

      (g) Unless and until an Event of Default shall have occurred and be continuing, the Company shall be entitled to vote the Collateral and to give consents, waivers, notices and ratifications, and to take other action in respect of the Collateral, provided, however, that no vote shall be cast or consent, waiver, notice or ratification given or action taken which would impair the Collateral or be inconsistent with or violate any provision of this Debenture.

      (h) It is understood and agreed that the Holder, at any time and from time to time when an Event of Default shall have occurred and be continuing, may enforce any and all of the rights of the Company with respect to the Collateral, including those rights described in paragraph (g) of this section 2.

3. (a) Each of the following events is herein sometimes referred to as an "Event of Default";

            (i) if default is made in the payment of the Principal Amount when the same becomes due under the provisions hereof; or

            (ii) if default is made in the payment of any interest due hereunder and such default shall have continued for a period of five Business Days; or

            (iii) if a decree or order of a court having jurisdiction is entered adjudging the Company or any Significant Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization or winding-up of the Company under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing process of execution against any substantial part of the property of the Company or any Significant Subsidiary, or appointing a receiver, or ordering the winding-up or liquidation of the affairs, of the Company or any Significant Subsidiary; or

            (iv) if a resolution is passed for the winding-up or liquidation of the Company or any Significant Subsidiary (unless in respect of a winding-up or liquidation of any Significant Subsidiary, the proceeds of such winding-up or liquidation are disbursed to the direct shareholders of such Significant Subsidiary) or if the Company or any Significant Subsidiary institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it or makes a general assignment for the benefit of its creditors or a proposal under the Bankruptcy and Insolvency Act (Canada) or analogous laws, or consents to the filing of a petition for any such proceedings or for the appointment of a receiver of, or of any substantial part of, its property, or admits in writing its inability to pay its debts generally as they become due or takes action in furtherance of any of the aforesaid purposes; or

            (v) if any event of default or any event which, with the passage of time or the giving of notice or both, would constitute an event of default, as defined in the indentures or instruments under which the Company or any of its Significant Subsidiaries has at the date hereof or shall hereafter have outstanding indebtedness for borrowed money (which indebtedness, in accordance with generally accepted accounting principles, would be classified as a liability on a consolidated balance sheet) in an aggregate amount equal to or greater than U.S. $3,000,000, shall have occurred and be continuing, and the trustees or holders of such indebtedness have accelerated the maturity of such indebtedness; or

            (vi) if the Company breaches any of its covenants hereunder, other than its covenant set forth in paragraph (b) of section 5, and such breach is not cured within 30 days of the Holder giving notice thereof to the Company; or

           (vii) if the Company breaches its covenant set forth in paragraph (b) of section 5.

      (b) In case any Event of Default has occurred and is continuing, the Security Interest shall immediately become enforceable and the Holder may, forthwith or at any time thereafter (and, except in the case of an Event of Default referred to in subparagraph (a)(vii) of section 3, in the event that the Holder shall proceed under any of subparagraphs (ii) to (viii) inclusive of this paragraph (b) upon five Business Days'
            notice to the Company), except in the event such Event of Default shall have been cured prior to any action by the Holder under this paragraph (b) or except as provided by applicable law or this Debenture, take any one or more of the following actions:

            (ii) declare any or all of the Obligations to be immediately due and payable by giving notice in writing thereof to the Company and, in such event, such Obligations shall be forthwith due and owing by the Company to the Holder;

           (iii) commence legal action to enforce payment of the Obligations;

            (iv) subject to any applicable law, dispose of the Collateral by private sale, public sale or otherwise upon such terms and conditions as the Holder may determine; provided that the Holder may apply and allocate any proceeds arising from the realization of the Collateral to the Obligations in such manner as the Holder, in its absolute discretion, shall deem appropriate;

            (v) elect to retain the Collateral or any portion thereof irrevocably in full and final satisfaction of the Obligations by giving written notice of such election to the Company;

            (vi) exercise any or all of the rights and privileges attaching to any of the Collateral as if the Holder were the absolute owner thereof;

           (vii) file such proofs of claims or other documents as may be necessary or desirable to have its claim lodged in any bankruptcy, winding-up, liquidation, arrangement, dissolution or other proceedings (voluntary or otherwise) relating to the Company;

          (viii) where the Collateral has been disposed of by the Holder as provided herein, commence legal action against the Company for the difference, if any, between (i) any damages suffered by the Holder or its assigns resulting directly or indirectly from the violation by the Company of this Debenture (including, without limitation, the Obligations); and (ii) the proceeds received by the Holder on a disposition of the Collateral or Proceeds (hereinafter referred to as the "Deficiency"); or

            (ix) take any other action, suit, remedy or proceeding authorized or permitted by this Debenture or by law or equity.

      (c) The Company shall pay to the Holder on demand all costs and expenses of the Holder (including legal fees) incurred in exercising its rights hereunder other than under section 5 hereof, which costs and expenses shall form part of the Obligations, and shall be paid by the Company to the Holder forthwith after demand therefor shall have been made by the Holder to the Company together with interest from and including the date of demand or, if the Holder has taken steps to exercise its rights under paragraph (b) of this section 3, from and including the date upon which the cost or expense is incurred, at the Interest Rate payable before and after demand, maturity, default and judgment, with interest on amounts in default at the same rate. All such interest shall be payable on demand, shall be determined daily and shall be compounded monthly in arrears on the last day of each month. Payment of such interest shall be secured by the Security Interest.

      (d) Where the Collateral has been disposed of by the Holder, the Deficiency shall be paid by the Company to the Holder forthwith after demand therefor shall have been made by the Holder to the Company together with interest from and including the date upon which the Deficiency arises at the Interest Rate payable before and after demand, maturity, default and judgment, with interest on amounts in default at the same rate. All such interest shall be payable on demand, shall be determined daily and shall be compounded monthly in arrears on the last day of each month. Payment of the Deficiency together with such interest shall be secured by the Security Interest.

      (e) The Holder shall not be under any obligation, or be liable or accountable for any failure, to enforce payment or performance of the Obligations or to exercise any of its rights and remedies hereunder and shall not be under any obligation to institute proceedings for any of such purposes.

      (f) At any time before the Holder has disposed of the Collateral as provided for herein or before the Holder has elected, in the manner set out in paragraph (b)(iv) of this section 3, to retain all or part of the Collateral irrevocably, the Company may redeem the Collateral by satisfying all of its obligations and liabilities under this Debenture.

      (g) The Company irrevocably constitutes and appoints the Holder and its directors and officers holding office from time to time as the true and lawful attorneys of the Company with full power of substitution in the name of the Company to do any and all such acts or things or execute and deliver all such agreements, documents and instruments as the Holder, in its sole discretion, considers necessary or desirable to carry out the provisions and purposes of this Debenture or to exercise its rights and remedies hereunder, including, without in any way limiting the generality of the foregoing: (i) transferring any or all of the Collateral into the name of the Holder or to any person who acquires the same pursuant to the provisions of paragraph (b) of this section 3; (ii) endorsing, negotiating or redeeming any Collateral; (iii) exercising any voting rights associated with the Collateral and executing any proxies or similar instruments in furtherance thereof; and (iv) realizing or collecting any Proceeds or any dividends, principal, interest or other payments on the Collateral or in respect thereof. The Company hereby ratifies and agrees to ratify all acts of any such attorney taken or done in accordance with this paragraph (g). This power of attorney being coupled with an interest shall not be revoked or terminated by any act or thing and shall remain in full force and effect until this Debenture has been terminated.

      (h) The Company will, from time to time at the request of the Holder, make and do all such acts and things and execute and deliver all such instruments, agreements and documents as the Holder shall reasonably request by notice in writing given to the Holder in order to create, preserve, perfect, validate or otherwise protect the Security Interest, to enable the Holder to exercise and enforce any of its rights and remedies hereunder and generally to carry out the provisions and purposes of this Debenture.

4. The Company hereby covenants and agrees with the Holder that until all monies owing hereunder are paid in full it will take or cause to be taken all such steps and actions to ensure that an Event of Default shall not occur.

5. (a) The Holder shall have the option exercisable on five days' written notice given by the Holder to the Company, to require the repayment of all (but not less than all) of the Principal Amount, together with all accrued but unpaid interest thereon, (collectively, the "Repayment Amount") by the transfer to the Holder of such number of common shares of Intek equal to the Repayment Amount divided by U.S. $3.25, rounded up to the next whole number (the "Repayment Shares").

     (b) The Company covenants and agrees that the Repayment Shares (or any securities to which the Holder may become entitled to pursuant to paragraph (c) of this section 5 following a Capital Reorganization (as defined below)) shall upon the exercise by the Holder of its option pursuant to paragraph (a) of this section 5: (i) have been registered under the United States Securities Act of 1933 (the "1933 Act"), or
         (ii) shall otherwise be "unrestricted" (subject to any applicable 40 day restricted period pursuant to Regulation S made under the 1933 Act ("Regulation S")) for the purposes of the 1933 Act and no legend or restriction on transfer shall be required to be applied to the Repayment Shares, and the holder shall have received an opinion of counsel satisfactory to it, acting reasonably, to such effect.

      (c) If there occurs after the date hereof a reclassification of the outstanding common shares of Intek (including a subdivision or consolidation thereof) or a change or exchange of common shares of Intek into or for other shares or into or for other securities or any other capital reorganization, or a consolidation, amalgamation or merger of Intek with or into any other corporation or other entity, or a transfer of the undertaking or assets of Intek as an entirety to another corporation or entity in which the holders of common shares of Intek are entitled to receive shares, other securities or other property (any of which events is hereinafter referred to as a "Capital Reorganization"), and after the effective date of such Capital Reorganization the Holder exercises its right pursuant to paragraph (a) of this section 5 to have the Principal Amount prepaid, such right will consist of the right to receive payment of all (but not less than all) of the Principal Amount and any accrued but unpaid interest thereon by the transfer to the Holder of the aggregate number of common shares of Intek, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, immediately prior to such Capital Reorganization being effected, the Holder had been the registered holder of the Repayment Shares.

      (d) On the happening of each and every Capital Reorganization, the applicable provisions of this Debenture shall be deemed to be amended accordingly, including, without limitation, the definition of Repayment Shares which shall be amended such that it includes all shares, other securities and other property received on the most recent Capital Reorganization as a result of being the registered holder of the Repayment Shares as well as any shares, other securities or other property constituting part of the Repayment Shares which were not changed, exchanged or otherwise affected by the most recent Capital Reorganization.

      (e) Notwithstanding any provision hereof, the Repayment Shares or other securities or other property received on a Capital Reorganization and transferred to the Holder pursuant to this section 5 shall prior to such transfer be beneficially owned by the Company free and clear of all liens, claims, charges or encumbrances whatsoever and the Repayment Shares, or such other securities or other property shall be registered under applicable United States federal securities law and regulations or otherwise freely tradeable in the United States. The Holder represents and warrants in connection therewith, and acknowledges that the Company is relying on such representation and warranty in entering into this Debenture, that it is not a "U.S. Person" as defined in Rule 901(o) of Regulation S and covenants that, prior to the expiration of the forty day period beginning with the date of the exercise of the option provided for in section 5(a), it will not transfer any of the Repayment Shares received on the exercise of that option to or for the account or benefit of any "U.S. Person" as defined in Rule 901(o) of Regulation S.

6.   (a)   Notwithstanding any provision contained herein, the Company shall not be obliged to make any payments of interest or other amounts payable to the Holder hereunder in excess of the amount or rate which would be prohibited by applicable law or would result in the receipt by the Holder of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)).

      (b) For the purposes of this Debenture, whenever any interest is calculated on the basis of a period of time other than a calendar year, the annual rate of interest to which each rate of interest determined pursuant to such calculation is equivalent for the purposes of the Interest Act (Canada) is such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days used in the basis for such determination. The Company shall not be required to make any payment of interest hereunder or any portion thereof to the extent that such payment or such portion thereof would be made in violation of any provision of the Interest Act (Canada).

7. Subject to section 5 hereof, payments of the Principal Amount and interest thereon and any other amount payable hereunder shall be made in lawful money of the United States of America by wire transfer of immediately available funds to the account of the Holder at Chase Manhatten Bank, Building F, Chase Metrotec Centre, New York, New York 11245 U.S.A for the account of Mees Pierson NV, London a/c 0011624426 for the favour of Mees Pierson ICS Ltd. a/c 20005461, swift code chasuss33, or to such other account or in such other manner as shall have been designated by the Holder by written notice to the Company.

8. If the date on which any payment is required to be made pursuant to the provisions of this Debenture occurs on a day which is not a Business Day, such payment shall be due and payable on the immediately succeeding Business Day.

9. Subject to sections 3 and 5 hereof, no prepayment of the Principal Amount may be made.

10. Upon the satisfaction of the Obligations, the Holder shall at its own expense deliver to the Company possession of all Collateral and make and do all such acts and things and execute and deliver all such instruments, agreements and documents as the Company shall consider reasonably necessary or desirable to discharge the Security Interest, to release and discharge the Collateral therefrom and to record such release and discharge in all appropriate offices of public record.



11. At any time and from time to time upon the Holder receiving:

      (a) an Officer's Certificate requesting that additional property (the "Additional Collateral") specifically enumerated therein be subject to the Security Interest and stating that:

            (i) the Company has a good and valid title to and interest in the Additional Collateral free and clear of any lien, charges, pledges and encumbrances whatsoever and that the pledge and delivery of the Additional Collateral pursuant hereto will create a valid first pledge and perfected security interest in the Additional Collateral, subject to no prior pledge, lien, mortgage, hypothecation, security interest, charge or encumbrance;

            (ii) the Company has the right and lawful authority to
                 cause the Additional Collateral to be subject to the Security Interest; and

            (iii) all requirements imposed by the terms of this
                 Debenture to make the Additional Collateral subject to the Security Interest have been fulfilled in accordance with the terms of this Debenture;

      such Additional Collateral shall immediately form part of the Collateral and become subject to the Security Interest.

12. At any time and from time to time, provided that no Event of Default under this Debenture has occurred and is continuing, upon receiving:

      (a)  an Officer's Certificate dated the date of delivery thereof:

            (i)  requesting that the items of Collateral
                 specifically enumerated therein (the "Released Collateral") be released from the Security Interest;

            (ii) stating that no Default or Event of Default has
                 occurred and is continuing; and

            (iii) specifying the aggregate Market Value of the
                 Collateral, excluding the Released Collateral, on such date;
                 and

      (b) an Appraiser's Certificate, dated of even date with the Officer's Certificate referred to in paragraph (a) of this section 14, verifying the aggregate Market Value of the Collateral, excluding the Released Collateral, on such date as specified in the Officer's Certificate referred to in paragraph (a) of this section 14;

the Holder shall, provided that the aggregate Market Value of the Collateral, excluding the Released Collateral, specified in such certificate and as verified in the Appraiser's Certificate, is not less Canadian $3,000,000, at the expense of the Company, promptly release the Released Collateral from the Security Interest and deliver the certificates representing the same to the Company and cancel and discharge the Security Interest insofar as it relates to the Released Collateral and execute and deliver to the Company such deeds or other instruments as may be required to so cancel and discharge the Security Interest and to release to the Company in transferable form the Released Collateral free and clear from the security constituted hereby.

13. In this Debenture and any amendments hereto, the following terms shall have the following meanings, respectively:

      (a) "ACT" means the Personal Property Security Act (Ontario), as now in effect, or any legislation that may be substituted therefor, and as the same may from time to time hereafter be amended;

      (b)  "ADDITIONAL COLLATERAL" has the meaning ascribed thereto in section 11 hereof;

      (c) "APPRAISER'S CERTIFICATE" means a certificate signed by an Independent Appraiser in a form satisfactory to the Holder (acting reasonably), together with detailed working papers in support of the conclusion set out in such certificate;

      (d) "BUSINESS DAY" means a day of the year other than a Saturday, a Sunday or a day observed as a statutory holiday in Ontario;

      (e) "COLLATERAL" means the Intek Shares and any securities issued on the exercise, conversion or exchange thereof or upon a Capital Reorganization or any other security or property derived therefrom and any other securities or instruments deposited or delivered by the Company with or to the Holder hereunder;

      (f) "DEFAULT" means an event which with the passage of time or the giving of notice or both would constitute an Event of Default;

      (g)  "EVENT OF DEFAULT" has the meaning ascribed thereto in section 3 hereof;

      (h) "INDEPENDENT APPRAISER" means an independent member of the Investment Dealers Association of Canada selected by the Company;

      (i) "LONDON BANKING DAY" means a day which is both a Business Day and a day on which banks are open for business in London, England and on which dealings in United States dollar deposits are transacted in the London interbank market;

      (j) "LONDON INTERBANK OFFER RATE" means (a) for the period from and including the date hereof to, but excluding, May 1, the rate of 5.56250% per annum (calculated on the basis of a 360-day year) and,
           (b) with respect to any other determination of such rate to be made by the Holder on any day, the rate (for deposits in United States Dollars and calculated on the basis of a 360-day year) quoted by Bloomberg

            Financial Markets service as being the British Bankers' Association rate for a period of approximately three months (or a rate quoted by a similar successor organization or successor service acceptable to the Holder, acting reasonably) as of 11:00 a.m., London time, on such day;

      (k)  "MARKET VALUE" means:

            (i) with respect to any security on any date, the simple average of the following prices for the thirty consecutive Business Days immediately preceding such date:

                  (I)  if such security is listed on NASDAQ;
                       (A) the closing price of the security for each day that there has been trading; (B) the simple average of the bid and ask prices for each day on which there was no trading; or (C) if there is no closing price or bid and ask price on the thirty preceding Business Days, the fair market value thereof as determined by an Appraiser's Certificate; or

                  (II) if such security is not listed on
                       NASDAQ, but quotations with respect thereto are publicly reported, the Market Value thereof shall be determined by applying the provisions of subparagraph (I) above mutatis mutandis; and

            (ii) with respect to all other Collateral, the Market
                 Value shall be the fair market value thereof in Canadian dollars as determined by an Appraiser's Certificate;

            For the foregoing purposes "fair market value" means the highest price available on an open and unrestricted market between informed prudent parties acting at arm's length and under no compulsion to act, expressed in terms of money or money's worth;

      (l) "OBLIGATIONS" means all liabilities and obligations of any kind or nature now or at any time and from time to time owing by the Company to the Holder pursuant to or by virtue of this Debenture;

      (m) "OFFICER'S CERTIFICATE" means a certificate in writing signed by any two of the senior officers of the Company one of which must be the President or Chief Executive Officer of the Company;

      (n) "PROCEEDS" means identifiable or traceable personal property in any form (including money) derived, directly or indirectly, from any dealing with the Collateral or proceeds therefrom and includes any payment that indemnifies or compensates for loss or damage to the Collateral or Proceeds therefrom;

      (o)  "RELEASED COLLATERAL" has the meaning ascribed thereto in section 12 hereof;

      (p)  "SECURITY INTEREST" has the meaning ascribed thereto in section 2 hereof; and

      (q) "SIGNIFICANT SUBSIDIARY" means any subsidiary of the Company the assets of which represent greater than 20% of the consolidated assets of the Company and the sales and operating revenues of which represent greater than 20% of the consolidated sales and operating revenues of the Company.

14. All communications (including, without limitation, any demand for payment hereunder) shall be effectively given if (i) delivered by hand, (ii) sent by electronic or facsimile communication, or (iii) sent by prepaid courier service addressed to the Company at 5255 Yonge Street, Willowdale, Ontario, M2N 6P4,
Attention:  David O'Kell (Facsimile (416) 221-3800) or to the Holder at Octagon

Limited, 2nd Floor, Pollet House, Lower Pollet, St. Peter Port, Guernsey, Channel Islands, Attention: Bernard Saunders (Facsimile 011 481 729331), with a copy to Octagon Capital Canada Corporation, Suite 406, 181 University Avenue, Toronto, Ontario, M5H 3M7, Attention: Laurence P. Haughton (Facsimile (416) 368-3811).

     Any notice so given shall be deemed conclusively to have been given and received when so delivered by hand or sent by electronic communication or facsimile or on the second day following the sending thereof by courier. Any other party may change any particulars of its address for notice to the other in the manner aforesaid.

15. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Debenture and, in case of any such loss, theft or destruction of this Debenture, upon delivery of an indemnity reasonably satisfactory to the Company in form and amount or, in the case of any such mutilation, upon surrender of this Debenture for cancellation at the offices of the Company, the Company at its expense will make and deliver a new Debenture of like tenor in lieu of such lost, stolen, destroyed or mutilated Debenture.

16. The Holder may compound, compromise, grant extension, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Company and others and the Collateral as it sees fit without prejudice to any of its rights hereunder. The Holder need not see to the exercise of any option or right in connection with the Collateral and need not protect or preserve it from, and is hereby released from all responsibility for, depreciation in or loss of value of the Collateral and the Holder shall be bound to exercise in the keeping of the Collateral only the same degree of care as if it were the property of the Holder. No remedy hereby conferred upon or reserved to the Holder for the realization of the Collateral, enforcement of rights of the Holder or otherwise is intended to be exclusive of any other remedy or remedies hereunder or any other security held hereto and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or under any other document or agreement in respect of the amounts owing by the Company to the Holder. The taking of any action or proceedings or refraining from doing so or any other dealings with any other security for the money hereby secured, shall not release or affect the security hereunder. This Debenture and the security hereunder are in addition to and not in substitution for any other security held by the Holder and shall not operate as a merger of any debt or suspend the fulfilment of or affect the rights, remedies and powers of the Holder in respect of the Obligations or any security held by the Holder for the fulfilment thereof.

17. This Debenture and any covenants and agreements of the Company herein shall be binding upon and enforceable against the Company and its successors and assigns and shall enure to the benefit of the Holder and its successors and assigns provided that the Holder (and any successor and assign of the Holder) may not assign its rights and obligations hereunder or any beneficial interest therein to any person, corporation, or other entity (i) which is a resident of Canada, (ii) which is a U.S. Person (as that term is defined in Rule 902(c) of the Securities Act of 1993, as amended, of the United States of America), (iii) whose identity, residency or relationship with Intek would cause the Company not to be able to comply with section 5 hereof in circumstances where it would be able to comply with such provision if the Debenture were not so assigned, or
(iv) in circumstances where if such person, corporation or other entity was the holder of this Debenture, the Company would, upon exercise by the Holder of its rights under section 5 of this Debenture, be compelled to make filings with regulatory authorities or take other action at its cost or which would be detrimental to it unless such person, corporation or other entity or the Holder fully indemnifies the Company for all such costs and other matters, without the written consent of the Company.

18. This Debenture shall be governed by and constructed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

19. The Company covenants and agrees that, to the fullest extent permitted by the law, it shall make all payments hereunder without regard to any defence, counterclaim or right of set-off available to it other than under this Debenture and that any permitted assignee of the Holder shall have all of the Holder's rights and remedies under this Debenture.

20. This Debenture restates and amends the Debenture in the principal amount of U.S.$2,500,000 issued by the Company on September 15, 1995 (the "Original Debenture"). The Original Debenture shall govern the rights and obligations of the Company and the Holder prior to the date hereof and this Debenture shall govern such rights and obligations from and after the date hereof.

     IN WITNESS WHEREOF the Company caused its corporate seal to be hereunto affixed and this Amended and Restated Debenture to be duly executed this 7th day of February, 1997.



                                       SIMMONDS CAPITAL LIMITED



                                       Per:____________________________________

                                           David O'Kell
                                           Executive Vice-President        c/s